

SE 16000058

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

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SEC FILE NUMBER

8- 69179

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2015___ AND ENDING ___12/31/2015___
                                   MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Big Sky energy Capital, LLC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5806 HAMMOCK ISLES DRIVE

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

| NAPLES | FLORIDA | 34119 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__JUDY BECK__                                          __612-232-6167__
                                                   (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
                    (Name – if individual, state last, first, middle name)

| 9221 Corbin Avenue, Suite 170 Northridge | CA | 91324 |
|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, __JUDY BECK_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__BIG SKY ENERGY CAPITAL, LLC_____ , as
of _____DECEMBER 31_____ , 20 _15_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

State of __Florida_____
County of __Collier_____
Subscribed and sworn to (or affirmed) before me on this
__14th__ day of __January__ , _2016_ by
__Judith E. Beck_____ proved to me on the basis
of satisfactory evidences to be the person who appeared
before me.

_____
Notary Public

_____

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

### Report of Independent Registered Public Accounting Firm

Board of Directors
Big Sky Energy Capital, LLC

We have audited the accompanying statement of financial condition of Big Sky Energy Capital, LLC as of December 31, 2015, and the related statements of income changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Big Sky Energy Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Big Sky Energy Capital, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Big Sky Energy Capital, LLC's financial statements. The supplemental information is the responsibility of Big Sky Energy Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
January 18, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

*WE FOCUS & CARE*

**Big Sky Energy Capital, LLC**
**Statement of Financial Condition**
**December 31, 2015**

### Assets

| | | |
|---|---|---:|
| Cash | $ | 20,219 |
| Accounts receivable, net of allowance for bad debts | | 0 |
| Deposits and retainers | | 2,168 |
| Prepaid expenses | | 101 |
| **Total assets** | $ | **22,488** |

### Liabilities and Members' Equity

**Liabilities**

| | | |
|---|---|---:|
| **Total liabilities** | $ | **0** |

Commitments and contingencies

**Members' equity**

| | | |
|---|---|---:|
| Members' equity | | 22,488 |
| **Total members' equity** | | **22,488** |
| **Total liabilities and members' equity** | $ | **22,488** |

*The accompanying notes are an integral part of these financial statements.*

-1


**Big Sky Energy Capital, LLC**
**Statement of Operations**
**For the Year Ended December 31, 2015**


**Revenue**

| | |
|---|---:|
| Income | $ 0 |
| **Total revenue** | 0 |

**Expenses**

| | |
|---|---:|
| Allowance for bad debts | 8,010 |
| Computer and internet | 1,660 |
| CRM | 10,200 |
| Insurance | 15,006 |
| Office supplies and expense | 1,849 |
| Professional fees | 8,085 |
| Regulatory | 3,006 |
| Telephone | 2,400 |
| Other operating expenses | 384 |
| **Total expenses** | 50,600 |
| **Net operating income (loss) before other income** | (50,600) |

**Other income**

| | |
|---|---:|
| Interest income | 3 |
| **Net income (loss)** | $ (50,597) |


*The accompanying notes are an integral part of these financial statements.*


**Big Sky Energy Capital, LLC**
**Statement of Changes in Members' Equity**
**For the Year Ended December 31, 2015**

|  | Members' Equity |
|---|---|
| **Balance at December 31, 2014** | $ 48,085 |
| Members' contributions | 25,000 |
| Net income (loss) | (50,597) |
| **Balance at December 31, 2015** | $ 22,488 |

## Big Sky Energy Capital, LLC
## Statement of Cash Flows
### For the Year Ended December 31, 2015

**Cash flow from operating activities:**

| | | |
|---|---:|---:|
| Net income (loss) | | $ (50,597) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in assets: | | |
|     Accounts receivable | 11,148 | |
|     Deposits and retainers | 5,211 | |
|     Prepaid expenses | 606 | |
|     Unbilled client reimbursed expenses | 1,707 | |
| Increase (decrease) in liabilities: | | |
|     Accounts payable | (100) | |
|     Total adjustments | | 18,672 |
| **Net cash provided by (used in) operating activities** | | (31,925) |
| **Net cash provided by (used in) in investing activities** | | - |

**Cash flow from financing activities:**

| | | |
|---|---:|---:|
| Capital contributions | 25,000 | |
| **Net cash provided by (used in) financing activities** | | 25,000 |
| **Net increase (decrease) in cash** | | (6,925) |
| **Cash at beginning of year** | | 27,144 |
| **Cash at end of year** | | $ 20,219 |

**Supplemental disclosure of cash flow information:**

Cash paid during the year for:

| | |
|---|---:|
|     Interest | $0 |
|     Income taxes | $0 |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Nature of Business*

Big Sky Energy Capital, LLC (the "Company") was organized in the State of Florida on August 15, 2012. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including advising on and/or facilitating the sale of oil and gas interests, private placement of securities (with an emphasis on the oil and gas industry), and merger & acquisition advisory services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

**Use of estimates** – The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Cash** – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash.

**Accounts receivable** – Accounts receivable are stated at face amount, less any allowance for bad debts.

**Revenue recognition** – The Company earns revenue through retainer fees, success fees, consulting services and client reimbursed expenses.

# Big Sky Energy Capital, LLC
## Notes to Financial Statements
### December 31, 2015

## Note 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Retainer fees** – For most engagements clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed.

**Consulting fees** – The Company bills and recognizes revenues for consulting services periodically as the services are performed as provided for under the terms of its agreement with the client.

**Success fees** – Success fees are owed to the Company on completion of a transaction. Success fees are recognized when the transaction is closed.

**Client reimbursed expenses** – The Company recognizes reimbursable expenses and the related reimbursement in the period in which they are incurred; these expenses are billed periodically in accordance with the terms of the agreement with the client.

**Income taxes** – The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in these financial statements.

## Note 2: ACCOUNTS RECEIVABLE

At December 31, 2015, accounts receivable of $0 is comprised of accounts receivable totaling $8,010, net of allowance for bad debts of $8,010.

## Note 3: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2015, the Company's utilized home office space and furnishings provided by its two officers at no cost. The Company shared this space and certain other general and administrative expenses with Big Sky Energy Advisors, LLC ("BSEA"), owned by the Company's members. The parties had in place an expense sharing agreement whereby phone, computer/internet, CRM, insurance and office supplies expenses were shared based on actual and estimated costs. The Company paid $30,000 to BSEA under this arrangement for the year ended December 31, 2015.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 4: COMMITEMENTS AND CONTINGENCIES

*Commitments*

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2015 or during the year then ended.

*Contingencies*

The Company is not subject to US federal, state or local income tax examinations by tax authorities for the years before 2012, its year of organization. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

## Note 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

## Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

The Company has either evaluated or is currently evaluating the implications, if any, of ASUs which were newly issued or had effective implementation dates that would require their provisions to be reflected in the Company's financial statements for the year ending December 31, 2015. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $20,219, which was $15,219 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($0) to net capital was 0 to 1, which is less than the 15 to 1 maximum allowed.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2015 FOCUS filing.

## Note 9: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a disregarded entity for tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the member and no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2015, the IRS has not proposed any adjustment to the Company's tax position.

**Big Sky Energy Capital, LLC**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2015**

**Computation of net capital**

| | | |
|---|---:|---:|
| Members' equity | $ 22,488 | |
| **Total members' equity** | | $ 22,488 |
| Less: Non-allowable assets | | |
| Deposits and retainers | (2,168) | |
| Prepaid expenses | (101) | |
| **Total non-allowable assets** | | (2,269) |
| **Net capital** | | 20,219 |

**Computation of net capital requirements**
Minimum net capital requirements

| | | |
|---|---:|---:|
| 6 2/3 percent of net aggregate indebtedness | $ 0 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | (5,000) |
| **Excess net capital** | | $ 15,219 |

**Ratio of aggregate indebtedness to net capital: 0:1**

There were no material differences between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

**Big Sky Energy Capital, LLC**
**Schedule II – Computation for Determining of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2015**


A computation of reserve requirements is not applicable to Big Sky Energy Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

**Big Sky Energy Capital, LLC**
**Schedule III – Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2015**


Information relating to possession or control requirements is not applicable to Big Sky Energy Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Big Sky Energy Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Report on Exemption Provisions

For the Period Ended December 31, 2015



# BREARD & ASSOCIATES, INC.
### CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Registered Public Accounting Firm

**Report on Exemption Provisions**

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Big Sky Energy Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Big Sky Energy Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Big Sky Energy Capital, LLC stated that Big Sky Energy Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2015, without exception. Big Sky Energy Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

**Auditor's Review**

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Big Sky Energy Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

**Opinion**

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
January 18, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE          *WE FOCUS & CARE*

# Assertions Regarding Exemption Provisions

We, as members of management of Big Sky Energy Capital, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(i)*.

The Company met the identified exemption provision without exception throughout the period ending December 31, 2015.

**Big Sky Energy Capital, LLC**

By: _____

_____JUDY BECK, SVP_____
(Name and Title)

_____1/13/16_____
(Date)

Big Sky Energy Capital, LLC

(A Limited Liability Company)

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2015